UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2000

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

       For the transition period from                      to

Supplemental Retirement Plan of Piedmont Aviation, Inc.
(Full title of the plan)

US Airways Group, Inc.
(Issuer of securities held pursuant to the plan noted above)

2345 Crystal Drive, Arlington, VA 22227
(Address of principal executive offices)

Commission file number: 1-8444

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Financial Statements
and Supplemental Schedule

December 31, 2000 and 1999

(With Independent Auditors'
Report Thereon)

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Table of Contents

Page

Independent Auditors' Report	1

Financial Statements

Statements of Net Assets Available for Plan
Benefits as of December 31, 2000 and 1999	2

Statements of Changes in Net Assets Available
for Plan Benefits for the years ended
December 31, 2000 and 1999	3

Notes to Financial Statements	4 - 9

Supplemental Schedule I

Schedule of Assets Held for Investment Purposes
At End of Year	10 - 11

Signature	12

Exhibit 23

Consent of Independent Auditors	13

Independent Auditors' Report

The Plan Administrator and Participants
Supplemental Retirement Plan of Piedmont Aviation, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Supplemental Retirement Plan of Piedmont Aviation, Inc. (the Plan), as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McLean, VA
June 1, 2001                                                                                                           KPMG LLP

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Statements of Net Assets Available for Plan Benefits

	December 31,
	2000	1999
Assets
Investments (See Notes 3 and 4)	$54,029,209	$56,242,241
Net assets available for plan benefits	$54,029,209	$56,242,241
	========	========

See accompanying Notes to Financial Statements.

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Statements of Changes in Net Assets Available for Plan Benefits

	Years ended December 31,
	2000	1999
Additions to net assets attributable to:
Net appreciation (depreciation) in fair value of
investments (See Note 3)	$(1,031,325)	$646,071
Dividends	1,464,104	2,480,947
Interest	735,588	821,958
Total investment income	1,168,367	3,948,976

Total additions	1,168,367	3,948,976

Deductions from net assets attributable to:
Benefits paid to participants	3,381,399	4,674,134
Total deductions	3,381,399	4,674,134
Net increase (decrease)	(2,213,032)	(725,158)

Net assets available for plan benefits:
Beginning of year	56,242,241	56,967,399
End of year	$54,029,209	$56,242,241
	========	========

See accompanying Notes to Financial Statements.

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements

1.      Description of Plan

The following description of the Supplemental Retirement Plan of Piedmont Aviation, Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code (IRC), as amended. Certain former employees of Piedmont Aviation, Inc. (Piedmont) are covered by the Plan. In November 1987, Piedmont was acquired by US Airways Group, Inc. (US Airways Group). In August 1989, Piedmont was merged into US Airways, Inc. (US Airways or the Company), a wholly owned subsidiary of US Airways Group. As part of the merger, the Plan was frozen as to additional contributions effective July 31, 1989, with the exception of rollover contributions from the terminated Piedmont Aviation, Inc. Pilot Variable Annuity Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

US Airways, the plan administrator, is responsible for the content and issuance of the Plan's financial statements. US Airways Group is the issuer of certain common stock securities held pursuant to the Plan.

(b) Vesting

Participants are fully vested in their contributions, plus actual earnings thereon.

(c) Investment Options

The Company selects the number and type of investment options available. Fidelity Institutional Retirement Services Company, the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant. Fidelity Management Trust Company is the Plan Trustee.

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements

(Continued)

The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may transfer current account balances among investment options.

As of December 31, 2000, the Company offered thirteen investment options in the form of ten individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds.

(d) Participant Withdrawals

Upon approval by the plan administrator, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to (i) alleviate a financial hardship; (ii) reduce non-mortgage debt; or (iii) make improvements to the participant's residence which are determined by the plan administrator to be necessary.

(e) Payment of Benefits

Upon termination of service due to death, disability, retirement or other termination of employment, a participant may elect to receive one of the following: (i) a lump-sum equal to the value of his/her account; (ii) to apply such amount to the purchase of an immediate noncashable and nontransferable contract from a legal reserve life insurance company providing any one of several annuities (as elected by the participant); or (iii) installment payments.

(f) Administrative Expenses

Administrative expenses of the Plan are paid by US Airways.

2.      Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements

(Continued)

(b) Investment Valuation and Income Recognition

The assets of the US Airways Common Stock Fund, Fidelity Capital Growth Mix Portfolio, Fidelity Moderation Mix Portfolio, Fidelity Income Mix Portfolio, and Fixed Income Fund are commingled with certain assets of other defined contribution plans sponsored by US Airways. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in the commingled funds.

Fair values for assets were determined by quoted market values, when available. The Plan presents in its statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments. The Plan's investments in guaranteed investment contracts (GICs) are stated at contract value (See Note 4). Purchases and sales of investments are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

(c) Payment of Benefits

Benefits are recorded as deductions when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(this space intentionally left blank)

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements

(Continued)

3.      Investments

The following table presents the fair value of individual investments which exceeded 5% of the Plan's net assets:

	December 31,
	2000	1999
Investments:
Fidelity Magellan Fund	$12,477,793	$14,675,425
Fixed Income Fund	11,805,406	13,641,849
US Airways Common Stock Fund	9,728,832	5,361,545
Fidelity Equity Income Fund	6,239,684	7,941,603
Fidelity Spartan U.S. Equity
Index Portfolio	5,015,999	6,662,457

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by ($1,031,325) and $646,071, respectively, as follows:

	Years Ended December 31,
	2000	1999
Shares in Registered Investment
Companies	$(3,028,915)	$3,258,618
US Airways Common Stock Fund	1,976,564	(2,561,387)
US Government Securities and
US Investment Grade Fixed
Income Securities	21,026	(51,160)
	$(1,031,325)	$646,071
	=======	=======

4.       Investment Contracts with Insurance Companies

The Plan had an interest in a portfolio of GICs with certain insurance companies of $11,805,406 and $13,641,849 at December 31, 2000 and 1999, respectively. The GICs are benefit responsive because they provide reasonable access by Plan participants to invested funds. Therefore, in accordance with the American Institute of Certified Public

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements

(Continued)

Accountant's Statement of Position 94-4, "Application of Fair Value and Contract Value Reporting for Defined Contribution Plan Investments," the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value at December 31, 2000 and 1999 was $91,984,075 and $99,218,456, respectively. The average portfolio crediting interest rate was approximately 5.8% at December 31, 2000 and 1999. The portfolio average yield was approximately 6.0% and 5.9% for the years ended December 31, 2000 and 1999, respectively.

For GICs with variable rates (approximately 76 percent and 77 percent of the portfolio at December 31, 2000 and 1999, respectively, as measured by contract values), crediting rates are reset either quarterly or bi-annually. Crediting rates are determined based upon the yields to maturity of the underlying assets, net of certain origination fees.

No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 2000 and 1999. The fair value of the portfolio was $92,242,386 and $98,524,949 at December 31, 2000 and 1999, respectively.

5.      Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.      Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, US Airways shall provide for the assets under the Plan to be distributed in the forms of payment available under the Plan to the participants, beneficiaries or other successors in interest, the balance of their account at the time of termination.

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements

(Continued)

7.      Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.      Merger Agreement

On May 23, 2000, US Airways Group entered into an agreement and plan of merger with UAL Corporation (UAL), United Airlines' parent corporation, and Yellow Jacket Acquisition Corp., a wholly-owned subsidiary of UAL which was formed for the purpose of this merger, pursuant to which the merger subsidiary will be merged into US Airways Group. Consummation of the merger is subject to various conditions including, but not limited to, the receipt of regulatory approvals. At this time, US Airways cannot predict the outcome of the regulatory approvals necessary for the consummation of the merger, nor can US Airways predict what effect, if any, the merger might have on the Plan.

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                                                                                                                             Supplemental Schedule I

                                                                 Supplemental Retirement Plan of                                         Page 1 of 2                                                                       Piedmont Aviation, Inc.

Schedule of Assets Held for Investment Purposes At End of Year

December 31, 2000
Identity	Description	Current
of Issue	of Investment	Value

Fidelity Magellan Fund*	Shares in registered investment company	$12,477,793

Fixed Income Fund*	Guaranteed Investment Contracts, interest rates
	range from 5.31% to 7.06% per anum	11,805,406

US Airways Common Stock Fund*	Common stock of employer's parent company,
	US Airways Group, Inc., and short-term investments	9,728,832

Fidelity Equity Income Fund*	Shares in registered investment company	6,239,684

Fidelity Spartan U.S. Equity Index Portfolio*	Shares in registered investment company	5,015,999

Fidelity Capital Growth Mix Portfolio*	Shares in registered investment companies	2,629,955

Fidelity Moderation Mix Portfolio*	Shares in registered investment companies	1,856,651

(table continued on next page)

* Party in interest.

See accompanying Independent Auditors' Report.

                                                                                                                                                 Supplemental Schedule I

                                                               Supplemental Retirement Plan of                                              Page 2 of 2                                                                    Piedmont Aviation, Inc.

Schedule of Assets Held for Investment Purposes At End of Year

(Continued)

December 31, 2000
Identity	Description	Current
of Issue	of Investment	Value

Putnam International Growth A Fund	Shares in registered investment companies	1,313,434

T. Rowe Price Small Cap Stock Fund	Shares in registered investment companies	1,288,069

MAS Domestic Fixed Income Portfolio	US Government securities and US investment
Institutional	grade fixed income securities	625,039

Neuberger & Berman Guardian Trust	Shares in registered investment companies	475,089

Fidelity Retirement Government Money	Shares in money market fund
Market Portfolio*		444,391

Fidelity Income Mix Portfolio*	Shares in registered investment companies	128,867

Total Investments		$54,029,209
		========

* Party in interest.

See accompanying Independent Auditors' Report.

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                                                                           Supplemental Retirement Plan
                                                                                    of Piedmont Aviation, Inc.

                                                                                                 By: /s/ Anita P. Beier

                                                                                                                        Anita P. Beier
                                                                                                                        Vice President and Controller
                                                                                                                       (Chief Accounting Officer)

                                                                                                                        US Airways Group, Inc.

June 20, 2001